Exhibit 99.1

For Immediate Release

WEST FRASER ANNOUNCES COMPLETION OF SALE

VANCOUVER, B.C., April 22, 2024—West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that the Company has completed the sale of its Quesnel River Pulp mill, and its Slave Lake Pulp mill to an affiliate of a fund managed by Atlas Holdings following completion of customary regulatory reviews and satisfaction of customary closing conditions.

The mills will be operated by Millar Western Forest Products, which joined the global Atlas family of manufacturing and distribution businesses in 2017.

“We would like to thank our dedicated employees for their many years of service to West Fraser and the communities of Quesnel and Slave Lake,” said Sean McLaren, President & CEO West Fraser. “The sale of these two pulp assets, along with the disposition of Hinton Pulp earlier this year, enables West Fraser to focus its resources on becoming the premier building products company in North America.”

Quesnel River Pulp and Slave Lake Pulp both produce Bleached Chemi-Thermomechanical pulp (“BCTMP”) used to make paper products.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, that the mills will be operated by Millar Western Forest Products and that the pulp asset sales will enable West Fraser to focus its resources on becoming the premier building products company in North America. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including the potential impact of the completion of the transaction on relationships, including regulatory bodies, employees, suppliers, customers and competitors. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2023, each dated February 14, 2024, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com